128234

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION O[redacted]
MARKET REGUL[redacted]

04028339

April 9, 2004

Act: Securities Exchange Act of 1934
Section: 17(a)
Rule: 17a-5
Public Availability: 4/12/2004

Mr. Stephen A. Vranek
President/Principal
West Suburban Securities, Inc.
2605 West 22nd Street, Suite 34
Oak Brook, IL 60523-4628

Re: Exemption from Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Vranek:

We have received your letter dated April 8, 2004, in which you request on behalf of West Suburban Securities, Inc. ("Firm"), an exemption from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm is a registered broker-dealer required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. On March 31, 2004, the Firm filed a Form BDW with the Securities and Exchange Commission ("Commission"), which was accepted by the Commission. In addition, the Firm represents that it has ceased conducting a securities business, that it has no liabilities to any customers or to other broker-dealers, and that it has no outstanding customer claims or complaints.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. This position is taken on the condition that the Firm's Form BDW becomes effective not later than sixty days after March 31, 2004, the date it was filed with the Commission.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Sheila D. Swartz
Staff Attorney

cc: Susan Demando, NASDR

West Suburban Companies
A Full Service Financial Network

2605 West 22nd Street
Suite 34
Oak Brook, Illinois 60523-4628
630.368.6390
Fax 630.368.6391
StephenV@westsuburbancompanies.com

April 8, 2004

Securities and Exchange Commission
ATTN: Thomas McGowen
Assistant Director of the Net Capital Group
450 5th Street, NW
Mail Stop 1001
Washington, DC 20549

RE: West Suburban Securities, Inc.
CRD No. 39154

Dear Assistant Director Thomas McGowen,

I, Stephen A. Vranek, sole owner and principal of West Suburban Securities, Inc. am requesting a waiver of Audit for period 1/1/03 to 12/31/03 pursuant to rule 17a-5. I have ceased doing business with West Suburban Securities, Inc. as a Broker Dealer as of March 31, 2004. Upon doing so I withdrew in good standing the Broker Dealer and represent the following:

- Do not owe any money or securities to customers or Broker Dealer's
- Am not under investigation
- I have no customer complaints or claims
- I am not under any Private Civil Litigation

Thank you in Advance for your cooperation in efforts to withdrawing the Broker Dealer as soon as possible.

Sincerely,

Stephen A. Vranek
West Suburban Securities, Inc.
President / Principal

CC: Sheila Swartz

SAV/dc